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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                            FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF
                 SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                      Bluestar Enterprises, Inc.
            ----------------------------------------------
            (Name of Small Business Issuer in its charter)

           Delaware                               23-3075814
-------------------------------         -------------------------------
(State or other jurisdiction of         I.R.S. Employer Identification
incorporation or organization)          No.

                         1422 Chestnut Street
                        Suite # 410, 4th floor
                     Philadelphia, PA 19102-2510
                     ---------------------------
     (Address of principal executive offices including Zip Code)

                        (215) 569-9175 Ext. 11
                        ----------------------
                     (Issuer's telephone number)

  Securities to be registered pursuant to Section 12(b) of the Act:

                                 None
                                 ----

  Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, $.0001 Par Value
                    ------------------------------
                           (Title of Class)

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                          TABLE OF CONTENTS
                          -----------------
                                                              Page
                                                              ----
PART I

ITEM 1.   DESCRIPTION OF BUSINESS . . . . . . . . . . . . .     3

ITEM 2.   PLAN OF OPERATION. . . . . . . . . . . . . . . . .    9

ITEM 3.   DESCRIPTION OF PROPERTY. . . . . . . . . . . . . .   14

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN
          BENEFICIAL OWNERS AND MANAGEMENT . . . . . . . . .   15

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
          AND CONTROL PERSONS. . . . . . . . . . . . . . . .   15

ITEM 6.   EXECUTIVE COMPENSATION . . . . . . . . . . . . . .   20

ITEM 7.   CERTAIN RELATIONSHIP AND
          RELATED TRANSACTIONS . . . . . . . . . . . . . . .   20

ITEM 8.   DESCRIPTION OF SECURITIES. . . . . . . . . . . . .   20

PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS . . . . . . . . . . . . . .. . . . . . . .   23

ITEM 2.   LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . .   24

ITEM 3.   CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS
          ON ACCOUNTING AND FINANCIAL DISCLOSURE . . . . . .   24

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES. . . . . .   24

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS. . . . .   24

PART F/S

ITEM 1.   FINANCIAL STATEMENTS AND EXHIBITS. . . . . . . . .   25

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                                PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

      Bluestar Enterprises, Inc. (the "Company") was incorporated on April 9, 2001 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholder.

      The Company will attempt to locate and negotiate with a business entity for the combination of that target company with the Company. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended.

      No assurances can be given that the Company will be successful in locating or negotiating with any target company.

      The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company with a class of registered securities.

      The Company's principal executive offices is currently located at 1422 Chestnut Street, Suite #410, Philadelphia, PA 19102. The telephone number is (215) 569-9175 Ext. 11. The facsimile number is
(215) 569-4710.

ASPECTS OF A REPORTING COMPANY

      There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

      * increased visibility in the financial community;

      * provision of information required under Rule 144 for trading of eligible securities;

      * compliance with a requirement for admission to quotation on the OTC Bulletin Board maintained by Nasdaq or on the Nasdaq SmallCap Market;

      * the facilitation of borrowing from financial institutions;

      * improved trading efficiency;

      * shareholder liquidity;

      * greater ease in subsequently raising of capital;

      * compensation of key employees through stock options for which there may be a market valuation;

      * enhanced corporate image.

      There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the

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following:

      * requirement for audited financial statements;

      * required publication of corporate information;

      * required filings of periodic and episodic reports with the Securities and Exchange Commission;

      * increased rules and regulations governing management, corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

      Certain private companies may find a business combination more attractive than an initial public offering of their securities.
Reasons for this may include the following:

      * inability to obtain underwriter;

      * possible larger costs, fees and expenses;

      * possible delays in the public offering process;

      * greater dilution of their outstanding securities.

      Certain private companies may find a business combination less attractive than an initial public offering of their securities.
Reasons for this may include the following:

      * no investment capital raised through a business combination;

      * no underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

      A business entity, if any, which may be interested in a business combination with the Company may include the following:

      * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

      * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

      * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

      * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

      * a foreign company which may wish an initial entry into the United States securities market;

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      * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

      * a company seeking one or more of the other perceived benefits of becoming a public company.

      A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

      No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

      The proposed business activities described herein classify the Company as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. The Company will not issue or sell additional shares or take any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan and it is no longer classified as a blank check company.

      The sole shareholder of the Company has executed and delivered an agreement affirming that it will not sell or otherwise transfer its shares except in connection with or following a business combination resulting in the Company no longer being classified as a blank check company.


      Rule 144 and Section 4(1) exemptions are not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act of 1933. Therefore, the Company may only be able to obtain a listing on the NASD OTC Bulletin Board after filing an appropriate registration under the Securities Act of 1933, which would most likely occur subsequent to the Company completing a business combination.


      The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. The Company will voluntarily continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of the Company. Since a benefit of a business combination with the Company would normally be considered its status as a reporting company, it is anticipated that the Company will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

      William Tay is the sole officer and director of the Company and the controlling shareholder of the Company's sole shareholder, DotCom Internet Ventures Ltd. The Company has no employees nor are there any other persons than Mr. Tay who devote any of their time to its affairs. All references herein to management of the Company are to Mr. Tay. The inability at any time of Mr. Tay to devote sufficient attention to the Company could have a material adverse impact on its operations.

GLOSSARY

"Blank Check" Company
---------------------
As used herein, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

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Business Combination
--------------------
Normally a merger, stock-for-stock exchange or stock-for-assets exchange between the Registrant and a target company.

The Company or the Registrant
-----------------------------
The corporation whose common stock is the subject of this Registration Statement.

Exchange Act
------------
The Securities Exchange Act of 1934, as amended.

Securities Act
--------------
The Securities Act of 1933, as amended.

RISK FACTORS

      The Company's business is subject to numerous risk factors, including the following:

      THE COMPANY HAS NO OPERATING HISTORY NOR REVENUE AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company has operated at a loss to date and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. See PART F/S: "FINANCIAL STATEMENTS". DotCom Internet Ventures Ltd. has agreed to pay all expenses incurred by the Company until a business combination without repayment by the Company. DotCom Internet Ventures Ltd. is the sole shareholder of the Company. There is no assurance that the Company will ever be profitable.

      THE COMPANY HAS ONLY ONE DIRECTOR AND ONE OFFICER. The Company's president, its sole officer, is William Tay who is also its sole director and the controlling shareholder of its sole shareholder. Because management consists of only one person, the Company does not benefit from multiple judgments that a greater number of directors or officers would provide and the Company will rely completely on the judgment of its sole officer and director when selecting a target company. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. Mr. Tay anticipates devoting only a limited amount of time per month to the business of the Company. Mr. Tay has not entered into a written employment agreement with the Company and he is not expected to do so. The Company has not obtained key man life insurance on Mr. Tay. The loss of the services of Mr. William Tay would adversely affect development of the Company's business and its likelihood of continuing operations.

      CONFLICTS OF INTEREST. Mr. Tay, the Company's president, participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. The Company has adopted a policy that it will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of business combination may include such terms as Mr. Tay remaining a director or officer of the Company. The terms of a business combination may provide for a payment by cash or otherwise to Mr. Tay for the purchase or retirement of all or part of its common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Tay would directly benefit from such employment or payment. Such benefits may influence Mr. Tay's choice of a target company. The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

      THE PROPOSED OPERATIONS OF THE COMPANY ARE SPECULATIVE. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control. There is no assurance that the Company can identify a target company and consummate a business combination.

      PURCHASE OF PENNY STOCKS CAN BE RISKY. In the event that a public market develops for the Company's securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery of a document to investors stating the risks, special suitability inquiry, regular reporting and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

      THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

      THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO
MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. The
Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.

      REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. In the event the Company merge or acquire a business opportunity, the successor company will be subject to the Company's reporting obligations. This is commonly referred to as a "back door registration." A back door registration occurs when a non-reporting company becomes the successor of a reporting company by merger, consolidation, exchange of securities, acquisition of assets or otherwise. Pursuant to the Securities and Exchange Commission regulations, this type of event requires the successor company to provide in an 8-K current report, within 15 days of the succession, the same kind of information that would appear in a registration statement, including audited and pro forma financial statements. Accordingly, the Company may incur additional expense to conduct due diligence and present the required information for the business opportunity in any report. Also, the Securities and Exchange Commission may elect to conduct a full review of the successor company and may issue substantive comments on the sufficiency of disclosure related to the business opportunity. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

      LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

      REGULATION UNDER INVESTMENT COMPANY ACT. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

      PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, DotCom Internet Ventures Ltd., the sole shareholder of the Company, may agree to sell or transfer all or a portion of its Company's common stock so to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

      POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the Company's common stock may increase or decrease, perhaps significantly.

      TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

ITEM 2.  PLAN OF OPERATION.

SEARCH FOR TARGET COMPANY

      The Company intends to enter into a business combination with a target company in exchange for the Company's securities. As of the date of this Registration Statement, the Company has not engaged in any negotiations with any specific entity regarding the possibility of a business combination with the Company and that none of the Company's officers, directors, promoters, their affiliates or associates have had any preliminary contact or discussions with and that there are no present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. The Company has entered into an agreement with DotCom Internet Ventures Ltd., the sole shareholder of the Company, to supervise the search for target companies as potential candidates for a business combination. The agreement will continue until such time as the Company has effected a business combination. DotCom Internet Ventures Ltd. has agreed to pay all expenses of the Company without repayment until such time as a business combination is effected. William Tay, who is the sole officer and director of the Company, is the sole officer and director and controlling shareholder of DotCom Internet Ventures Ltd.

      DotCom Internet Ventures Ltd. may only locate potential target companies for the Company and is not authorized to enter into any agreement with a potential target company binding the Company. The Company's agreement with DotCom Internet Ventures Ltd. is not exclusive and DotCom Internet Ventures Ltd. has entered into agreements with other companies similar to the Company on similar terms. DotCom Internet Ventures Ltd. may provide assistance to target companies incident to and following a business combination, and receive payment for such assistance from a target companies.

      DotCom Internet Ventures Ltd. owns 5,000,000 shares of the
Company's common stock for which it paid a total of $500 in services, or $.0001, par value, per share.

      Besides DotCom Internet Ventures Ltd, as of the date of this Registration Statement, there has been no discussions, agreements or understandings with any professional advisors, financial consultants, broker/dealers or venture capitalists. The Company's present intentions are to rely upon its president and DotCom Internet Ventures Ltd. to effect those services normally provided by professional advisors or financial consultants.

      DotCom Internet Ventures Ltd. has indicated to the Company that it has not entered, and will not enter, into agreements with other consultants to assist it in locating a target company. DotCom Internet Ventures Ltd. is solely responsible for the costs and expenses of its activities in seeking a potential target company for the Company.

      DotCom Internet Ventures Ltd. anticipates that it may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who may be contacted or solicited.

MANAGEMENT OF THE COMPANY

      The Company has no full time employees. William Tay is the sole officer of the Company and its sole director. Mr. Tay is also the controlling shareholder of DotCom Internet Ventures Ltd., the Company's sole shareholder. Mr. Tay, as president of the Company, has agreed to allocate a limited portion of his time to the activities of the Company after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Tay and the potential demands of the Company's activities.

      The amount of time spent by Mr. Tay on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict with any precision the exact amount of time Mr. Tay will actually be required to spend to locate a suitable target company. Mr. Tay estimates that the business plan of the Company can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

GENERAL BUSINESS PLAN

      The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See PART F/S, "FINANCIAL

STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

      The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

      The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

      The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

      The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

      The Company is subject to all of the reporting requirements included in the Exchange Act. In the event the Company merge or acquire a business opportunity, the successor company will be subject to the Company's reporting obligations. This is commonly referred to as a "back door registration." A back door registration occurs when a non-reporting company becomes the successor of a reporting company by merger, consolidation, exchange of securities, acquisition of assets or otherwise. Pursuant to the Securities and Exchange Commission regulations, this type of event requires the successor company to provide in an 8-K current report, within 15 days of the succession, the same kind of information that would appear in a registration statement, including audited and pro forma financial statements. Accordingly, the Company may incur additional expense to conduct due diligence and present the required information for the business opportunity in any report. Also, the Securities and Exchange Commission may elect to conduct a full review of the successor company and may issue substantive comments on the sufficiency of disclosure related to the business opportunity. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. The Company intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. The Company may reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

      The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

      Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

      A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

TERMS OF A BUSINESS COMBINATION

      In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

      It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

      While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue of

1986, as amended.

      With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

      The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

      DotCom Internet Ventures Ltd. will pay all expenses in regard to its search for a suitable target company. The Company does not anticipate expending funds itself for locating a target company. William Tay, the officer and director of the Company, will provide his services without charge or repayment by the Company after the effective date of the registration statement. The Company will not borrow any funds to make any payments to the Company's management, its affiliates or associates. If DotCom Internet Ventures Ltd. stops or becomes unable to continue to pay the Company's operating expenses, the Company may not be able to timely make its periodic reports required under the Securities Exchange Act of 1934 nor to continue to search for an acquisition target. In such event, the Company would seek alternative sources of funds or services, primarily through the issuance of its securities.

      The Board of Directors has passed a resolution which contains a policy that the Company will not seek a business combination with any entity in which the Company's officer, director, shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

      As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and
(iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

      A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The Company may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.

      A business combination with the Company separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. The Company may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

      Prior to completion of a business combination, the Company will generally require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and
estimated capital requirements;   audited and pro forma financial
statements, together with reasonable assurances that audited and pro forma financial statements would be able to be produced within a reasonable period of time and not to exceed 15 days following completion of a business combination in which the target company becomes the successor issuer to the reporting obligation of the Company; and other information deemed relevant.

COMPETITION

      The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3.  DESCRIPTION OF PROPERTY.

      The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of DotCom Internet Ventures Ltd. at no cost to the

Company. DotCom Internet Ventures Ltd. has agreed to continue this arrangement until the Company completes an acquisition or merger.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

      The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.


Name and Address                   Amount of Beneficial          Percentage
of Beneficial Owner                     Ownership                 of Class
-------------------                --------------------          ----------
DotCom Internet                         5,000,000                   100%
Ventures Ltd. (1)
1422 Chestnut Street
Suite #410, 4th Floor
Philadelphia, PA 19102

William Tay (2)                         5,000,000                   100%
1422 Chestnut Street
Suite #410, 4th Floor
Philadelphia, PA 19102

All Executive Officers and
Directors as a Group (1 Person)         5,000,000                   100%


      (1) Mr. Tay is the controlling shareholder and sole director and officer of DotCom Internet Ventures Ltd. DotCom Internet
Ventures Ltd. has agreed to provide certain assistance to the Company in locating potential target companies, and to pay all costs of the Company until a business combination, without reimbursement. See "PLAN OF OPERATIONS -- General Business Plan".

      (2) As the controlling shareholder, sole director and officer of DotCom Internet Ventures Ltd., Mr. Tay is deemed to be the beneficial owner of the common stock of the Company owned by DotCom Internet Ventures Ltd.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.

      The Company has one Director and Officer as follows:

      Name                    Age         Positions and Offices Held
      ----                    ---         --------------------------
      William Tay             30          President, Secretary,
                                          Treasurer and Director

      There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

      Set forth below is the name of the director and officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

      William Tay has served as President, Chief Executive Officer, Secretary, Treasurer and a Director of the Company since its formation. Mr. Tay is President and Director and may hold or held other positions in the following companies since their inception, which are in parenthesis after the company names: Anacott Capital Corp. (April 2001), Bluestar Enterprises, Inc. (April 2001), Millennium Capital Venture Holdings, Inc. (June 2000), Prosperity Partners, Inc. (April 2001), Teldar Financial, Inc. (April 2001), Thunor International, Inc. (April 2001), and Universal Equity Partners, Inc. (April 2001), none of these companies currently conduct any business. TotalSeek.com, Inc. (February 2001), an Internet search engine and directory service company. DotCom Internet Ventures Ltd. (January 2000), a venture capital, financial consulting firm specializing in reverse merger transactions and financial advisory services to public and private emerging growth companies. 1StopSale.com Holdings Inc. (October 1999) an Internet holding company engaged in building a network of Internet-based retail operating companies, joint ventures, strategic alliances and partnerships. For the last three years, Mr. Tay assists companies in complying with securities regulations. Mr. Tay is currently devoting his full time managing his own investments.

PREVIOUS BLANK CHECK COMPANIES

      The Company's promoter and management has never been involved in any blank check or blind pool offerings to the public.

RECENT BLANK CHECK COMPANIES

      William Tay, the president of the Company, is currently involved with other existing blank check companies, and is creating additional similar companies. The initial business purpose of each of these companies was or is to engage in a business combination with an unidentified company or companies and each were or will be classified as a blank check company until completion of a business combination.

      The Company's promoter and management has not been involved in any recent blank check or blind pool offerings to the public.

      Generally target companies will be located for the Company and other identical blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, certain blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, preference of a certain blank check company name by management of the target company, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

      The following chart summarizes certain information concerning recent blank check companies with which Mr. Tay is or has been involved which filed a registration statement on Form 10-SB. In instances that a business combination is transacted with one of these companies, it is required to file a Current Report on Form 8-K describing the transaction. Reference is made to the Current Report on Form 8-K filed for any company listed below for detailed information concerning the business combination entered into by that company.


                                       Registration Form/
                                       Date of Filing (1)/
Corporation                            File Number                 Status (2)
------------------------------         -------------------         ----------
Anacott Capital Corp. (3)              Form 10-SB;                 No
                                       04/23/01; 0-32581

Bluestar Enterprises, Inc. (3)         Form 10-SB;                 No
                                       04/23/01; 0-32579

Breakthrough Technology                Form 10-SB;                 No
Partners I, Inc. (5)                   09/05/00; 0-31451

Discovery Capital Funding              Form 10-SB;                 Merged
Corp. (4)                              09/05/00; 0-31453

Internet Capital Ventures              Form 10-SB;                 Merged
& Assoc., Inc. (4)                     09/05/00; 0-31455

Millennium Capital                     Form 10-SB;                 No
Venture Holdings, Inc. (3)             09/05/00; 0-31457

NetCentral Capital Fund,               Form 10-SB;                 Merged
Inc. (4)                               09/05/00; 0-31459

Prosperity Partners, Inc. (3)          Form 10-SB;                 No
                                       04/23/01; 0-32577

Teldar Financial, Inc. (3)             Form 10-SB;                 No
                                       04/23/01; 0-32575

Thunor International, Inc. (3)         Form 10-SB;                 No
                                       04/23/01; 0-32573

Universal Equity Partners,             Form 10-SB;                 No
Inc. (3)                               04/23/01; 0-32583

WebTech International                  Form 10-SB;                 Merged
Investors Group, Inc. (4)              09/05/00; 0-31461


--------------
(1) On the 61st day of filing, each company becomes subject to the reporting requirements under the Securities Exchange Act of 1934.

(2) Under Status, "Merged" represents either a merger or an acquisition has occurred or the company ceased to be a blank check company by operating a specific business and "No" represents that the company is currently seeking a merger or acquisition candidate. More detailed information for each merger is disclosed in the following paragraphs.

(3) Mr. William Tay is the sole officer, director and a beneficial shareholder.

(4) Mr. William Tay was but is no longer the sole officer and director and remains a beneficial shareholder.

(5) Mr. William Tay was but is no longer the sole officer and director and was but is no longer a beneficial shareholder.

RECENT TRANSACTIONS BY BLANK CHECK COMPANIES

Discovery Capital Funding Corp.

      On March 1, 2001 Discovery Capital Funding Corp. ("DCF") acquired BiLogic, Inc. ("BILO"), a New Jersey corporation, as a wholly owned subsidiary and renamed to BiLogic, Inc. ("BILOGIC").
DCF was formed on June 2, 2000 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to the Company, including identical management and beneficial shareholder. At the time of the business combination, BILO was a company recently formed to provide a complete suite of state-of-the-art ASP (Application Service
Provider) applications, tools and services for specific vertical markets, together with access to relatively low-cost customization services. Pursuant to the terms of an Agreement and Plan of Reorganization (the "Agreement"), DCF issued 9,000,000 shares of common stock for all of the issued and outstanding shares of BILO and DotCom Internet Ventures Ltd., a corporation controlled by William Tay, returned 3,000,000 shares of common stock to DCF for
cancellation.    In addition, DCF agreed to pay a consulting fee of
$20,000 to Mr. Tay prior to the transaction to assist in the
transition of ownership.     The Current Report on Form 8-K was filed
on March 15, 2001. Detailed information concerning BILOGIC subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's website at http://www.sec.gov. Mr. Tay is currently an affiliated beneficial shareholder of BILOGIC and will become a non-affiliated beneficial shareholder 90 days after his resignation as an officer and director. BILOGIC is currently an SEC reporting company.

NetCentral Capital Fund, Inc.

      On March 22, 2001 Valesc Inc. ("VAL"), a New Jersey corporation, merged with and into NetCentral Capital Fund, Inc. ("NCF") whereby NCF was the surviving corporation and VAL ceased to exist and NCF was renamed to Valesc Inc. ("VALESC"). NCF was formed on June 2, 2000 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to the Company, including identical management and beneficial shareholder. At the time of the business combination,
VAL is a first mover in the consolidation of medical sales organizations. VAL's immediate goal is to create a profitable national infrastructure of proven sales professionals primarily within the nondurable medical products segment of the healthcare industry. Pursuant to the terms of a Merger Agreement (the "Agreement"), NCF issued 8,964,008 shares of common stock for all of the issued and outstanding shares of VAL and as a condition of the Agreement, VAL required a reduction in the number of outstanding shares of NCF's common stock from five million (5,000,000) to 277,237. Therefore, on March 21, 2001, the issued and outstanding shares of NCF's common stock were split on a 277,237 for 5,000,000 basis (the "Stock Split"), by canceling all existing stock certificates and distributing to DotCom Internet Ventures Ltd. ("DIV"), NCF's sole shareholder, a replacement certificate in the amount of 277,237 shares of common stock for the 5,000,000 shares
then held by DIV prior to the Stock Split.    In addition, VALESC
agreed to pay a consulting fee of $75,000 in the form of a promissory note to William Tay for his services rendered to it on account of the
merger.     The Current Report on Form 8-K was filed on March 23,
2001. Detailed information concerning VALESC subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's website at http:// www.sec.gov. Mr. Tay is currently an affiliated beneficial shareholder of VALESC and will become a non-affiliated beneficial shareholder 90 days after his resignation as an officer and director. VALESC is currently an SEC reporting company.

WebTech International Investors Group, Inc.

      On April 17, 2001 WebTech International Investors Group, Inc. ("WIIG") acquired DT Solutions, Inc. ("DTSOLUTIONS"), a Georgia corporation, as a wholly owned subsidiary. WIIG was formed on June 2, 2000 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to the Company, including identical management and beneficial shareholder. At the time of the business combination, DTSOLUTIONS was a company recently formed to provide outsourced technology services to third-parties through certified independent contractors and contract employee programs. Among the industries in which DTSOLUTIONS will provide technicians will be in the installation and repair of digital subscriber lines, high-speed satellite two-way internet service, broadband, cable, alarm systems and personal computer and networking services. Pursuant to the terms of an Agreement and Plan of Reorganization (the "Agreement"), WIIG issued 7,768,000 shares of common stock for all of the issued and outstanding shares of DTSOLUTIONS and DotCom Internet Ventures Ltd., a corporation controlled by William Tay, returned 4,750,000 shares of common stock to WIIG for cancellation. In addition, WIIG agreed to pay a consulting fee of $17,500 to Mr. Tay prior to the transaction to assist in the transition of ownership. The Current Report on Form 8-K was filed on May 15, 2001. Detailed information concerning WIIG subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's website at http://www.sec.gov. Mr. Tay is currently an affiliated beneficial shareholder of WIIG and will become a non-affiliated beneficial shareholder 90 days after his resignation as an officer and director. WIIG is currently an SEC reporting company.

Internet Capital Ventures & Assoc., Inc.

      On June 20, 2001 Internet Capital Ventures & Assoc., Inc. ("ICVA") acquired OmniCast Media Group Corporation ("OMNICAST"), a Delaware corporation, as a wholly owned subsidiary. ICVA was formed on June 2, 2000 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to the Company, including identical management and beneficial shareholder. At the time of the business combination, OMNICAST was a company in the business of developing a Classic Rock Radio, Classic Rock Television Network and a Classic Rock Internet Network (the "Networks"). OMNICAST has recently acquired the assets of (a) a television production company, (b) the archived footage of 5,000+ hours of Classic Rock concerts, singles, albums and behind-the-stage interviews, (c) Classic Rock intellectual properties including recording and publishing rights and (d) has entered into an acquisition agreement to acquire a Internet Service Provider and Internet service company (subject to audit). In addition to operating the Networks, OMNICAST owns the rights to the various content of Classic Rock CD, DVD, audio cassettes and VHS tapes. Pursuant to the terms of an Agreement and Plan of Reorganization (the "Acquisition"), ICVA issued 4,550,000 shares of common stock for all of the issued and outstanding shares of OMNICAST and DotCom Internet Ventures Ltd., a corporation controlled by William Tay, returned 4,550,000 shares of common stock to ICVA for cancellation. In addition, OMNICAST agreed to pay a total of $25,000 to DotCom Internet Ventures Ltd., a company controlled by Mr. Tay, in consulting fee. The Current Report on Form 8-K was filed on June 20, 2001. Detailed information concerning ICVA subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's website at http://www.sec.gov. Mr. Tay is currently an affiliated beneficial shareholder of ICVA and will become a non-affiliated beneficial shareholder 90 days after his resignation as an officer and director. ICVA is currently an SEC reporting company.

CONFLICTS OF INTEREST

      William Tay, the Company's sole officer and director, has organized and expects to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. In addition, insofar as Mr. Tay is engaged in other business activities, he may devote only a portion of his time to the Company's affairs.

      A conflict may arise in the event that another blank check company with which Mr. Tay is affiliated also actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

      Mr. Tay intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Tay would not attend to other matters prior to those of the Company. Mr. Tay estimates that the business plan of the Company can be implemented in theory by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

      Mr. Tay is the President, Director and controlling shareholder of DotCom Internet Ventures Ltd., a Delaware corporation, which owns 5,000,000 shares of the Company's common stock. At the time of a business combination, some or all of the shares of common stock owned by DotCom Internet Ventures Ltd. may be purchased by the target company or retired by the Company. The amount of common stock sold or continued to be owned by DotCom Internet Ventures Ltd. cannot be determined at this time.

      The terms of business combination may include such terms as Mr. Tay remaining a director or officer of the Company. The terms of a business combination may provide for a payment by cash or otherwise to DotCom Internet Ventures Ltd., for the purchase or retirement of all or part of its common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Tay would directly benefit from such employment or payment. Such benefits may influence Mr. Tay's choice of a target company. However, Mr. Tay's beneficial and economic interest in all blank check companies with which he is currently involved is identical.

      The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect.

      There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

INVESTMENT COMPANY ACT OF 1940

      Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

      The Company's officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, the officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company, as the officer and director and controlling shareholder of DotCom Internet Ventures Ltd. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest".

      No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      The Company has issued a total of 5,000,000 shares of Common Stock to the following persons for a total of $500 in services:

                                    Number of Total
Name                                    Shares           Consideration
----                                ---------------   --------------------
DotCom Internet Ventures Ltd.          5,000,000             $500


      William Tay is the sole director, controlling shareholder and president of DotCom Internet Ventures Ltd. The total number of shares were issued to DotCom Internet Ventures Ltd. in exchange for services rendered to the Company, in lieu of cash.

ITEM 8.  DESCRIPTION OF SECURITIES.

      The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $.0001 per share, of which there are 5,000,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $.0001 per share, of which none have been designated or issued. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

      Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the

Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

      Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

      The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

      The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules.
The Company has no present plans to issue any preferred stock.

DIVIDENDS

      Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

      The Securities and Exchange Commission recently made public a letter it had previously sent to the NASD Division of Market Regulation in which it expressed the opinion that promoters of blind pool or blank check companies and their affiliates and transferees could never rely on Rule 144 and Section 4(1) exemptions to make sales of their shares. The SEC expressed this opinion in the context of questions about initial applications on behalf of blind pool or blank check companies for approval to publish quotations for their shares on the OTC Bulletin Board or the "Pink Sheets." In the event the SEC and NASD maintain this position even following the completion of a business combination, the initial promoters of the Company, and their affiliates and transferees, will be unable to rely upon Rule 144 and Section 4(1) for any sales of their shares. They will instead be required to file a registration statement under the Securities Act of 1933 in order to complete any public sales of their shares.

TRANSFER AGENT

      It is anticipated that Holladay Stock Transfer, Inc. of
Scottsdale, Arizona will act as transfer agent and registrar for the common stock of the Company.

                               PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

      (A) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

      The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

      (i) that a broker or dealer approve a person's account for transactions in penny stocks and

      (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

      In order to approve a person's account for transactions in penny stocks, the broker or dealer must

      (i) obtain financial information and investment experience and objectives of the person; and

      (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

      The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

      (i) sets forth the basis on which the broker or dealer made the suitability determination and

      (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

      Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

      (B) HOLDERS.  There is one holder of the Company's Common
Stock.  The issued and outstanding shares of the Company's Common
Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

      (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

      There is no litigation pending or threatened by or against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

      The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

      There have been no recent sales of the Company's securities.
As noted above, in connection with organizing the Company, on April 10, 2001, the Company issued a total of 5,000,000 unregistered shares of common stock at a value of $.0001 per share to DotCom Internet Ventures Ltd. for services rendered. William Tay, the Company's sole officer and director is the sole director, controlling shareholder and president of DotCom Internet Ventures Ltd. The Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                               PART F/S

FINANCIAL STATEMENTS.

      Set forth below are the audited financial statements for the Company for the period ended April 13, 2001. The following financial statements are attached to this report and filed as a part thereof.

                      BLUESTAR ENTERPRISES, INC.
                    (A Development Stage Company)

                     AUDITED FINANCIAL STATEMENTS

                            April 13, 2001
                            --------------

                      BLUESTAR ENTERPRISES, INC.
                    (A DEVELOPMENT STAGE COMPANY)







                                INDEX
                                -----


------------------------------------------------------------------------------


                                                           Page(s)
                                                           -------

Independent Auditors' Report                                  3

Financial Statements

   Statement of Financial Position, as of
        April 13, 2001                                        4

   Statement of Operations and Retained Earning
        (Deficit) for the Period from
        April 9, 2001 (Inception) through
        April 13, 2001                                        5

   Statement of Stockholders' Equity for the
        Period from April 9, 2001
        (Inception) through April 13, 2001                    6

   Statement of Cash Flows for the Period from
        April 9, 2001 (Inception) through
        April 13, 2001                                        7

   Notes to Financial Statements                              8-9



------------------------------------------------------------------------------

                          STAN J.H. LEE, CPA
                         2182 Lemoine Avenue
                      Fort Lee, New Jersey 07024
                          Tel) 201-681-7475
                          Fax) 815-846-7550
                          -----------------




                     INDEPENDENT AUDITORS' REPORT
                     ----------------------------


To the Board of Directors of:
Bluestar Enterprises, Inc.
(A Development Stage Company)
1422 Chestnut St., Suite 410
Philadelphia, PA 19102-2510

We have audited the accompanying statement of financial position of Bluestar Enterprises, Inc. (a development stage company) from April 9, 2001 (inception) through April 13, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluestar Enterprises, Inc. (a development stage company) as of April 13, 2001, and the results of its operations and its cash flows for the period from April 9, 2001 (inception) through April 13, 2001 in conformity with generally accepted accounting principles.



/s/ STAN J.H. LEE, CPA
-------------------------------
STAN J.H. LEE, CPA

April 20, 2001
Fort Lee, NJ

                      BLUESTAR ENTERPRISES, INC.
                    (A DEVELOPMENT STAGE COMPANY)

                            BALANCE SHEET
                         as at April 13, 2001
                         --------------------


                                ASSETS

CURRENT ASSETS                                              $       0
                                                            ----------
      TOTAL CURRENT ASSETS                                  $       0
                                                            ----------
OTHER ASSETS                                                $       0
                                                            ----------
      TOTAL OTHER ASSETS                                    $       0
                                                            ----------
 TOTAL ASSETS                                               $       0
                                                            ==========


                 LIABILITIES and STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                                         $       0
                                                            ----------
 TOTAL LIABILITIES                                          $       0
                                                            ----------

STOCKHOLDERS' EQUITY

   Preferred stock, $0.0001 par value;
   20,000,000 shares authorized, zero
   shares issued and outstanding                            $       0

   Common stock, $0.0001 par value;
   100,000,000 shares authorized;
   5,000,000 shares issued and
   outstanding                                              $     500

   Additional paid-in capital                               $       0

   Accumulated deficit during
   development stage                                        $    (500)
                                                            ----------

       TOTAL STOCKHOLDERS' EQUITY                           $       0
                                                            ----------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $       0
                                                            ==========


 The accompanying notes are an integral part of financial statements.

                      BLUESTAR ENTERPRISES, INC.
                    (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF OPERATIONS
                      April 9, 2001 (inception)
                          to April 13, 2001
                          -----------------


INCOME                                                 $        0

Operating Expenses

      Organization expense                                   (500)

                                                       -----------

TOTAL EXPENSES                                               (500)

PROVISION FOR INCOME TAXES                                      0
                                                       -----------

NET LOSS                                                     (500)
                                                       -----------

NET LOSS PER SHARE                                       $ (.0001)
                                                       ===========

WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING                                     5,000,000
                                                       ===========



 The accompanying notes are an integral part of financial statements.


                      BLUESTAR ENTERPRISES, INC.
                    (A DEVELOPMENT STAGE COMPANY)

                  STATEMENT OF STOCKHOLDERS' EQUITY
                      April 9, 2001 (inception)
                          to April 13, 2001
                          -----------------


                                    Common Stock
                              -------------------------     Additional                       Total
                               Numbers of                    paid-in                      Stockholders'
                                 Shares       Amount         capital        Deficit          Equity
                              ------------  -----------     -----------     ---------     -------------


April 10, 2001                  5,000,000   $      500      $        0      $      0      $        500
issued for services

Net loss                                                                        (500)             (500)
                              ------------  -----------     -----------     ---------     -------------
Balance, April 13, 2001         5,000,000   $      500      $        0      $   (500)     $          0
                              ============  ===========     ===========     =========     =============



 The accompanying notes are an integral part of financial statements.


                      BLUESTAR ENTERPRISES, INC.
                    (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF CASH FLOWS
                      April 9, 2001 (inception)
                          to April 13, 2001
                       ------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------

   Net loss                                                                        $      (500)
   Adjustment to reconcile net loss to net cash provided by operational
   activities issue of common stock for services                                           500
                                                                                   ------------

NET CASH USED IN OPERATING EXPENSES                                                          0
                                                                                   ------------

CASH FLOWS FROM INVESTING ACTIVITIES                                                         0
                                                                                   ------------

CASH FLOWS FROM FINANCING ACTIVITIES                                                         0
                                                                                   ------------

NET INCREASE (DECREASE)                                                            $         0
                                                                                   ------------

CASH, BEGINNING OF PERIOD                                                                    0
                                                                                   ------------

CASH, END OF PERIOD                                                                $         0
                                                                                   ============



 The accompanying notes are an integral part of financial statements.

                      BLUESTAR ENTERPRISES, INC.
                    (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS
                         As of April 13, 2001
                         --------------------

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Business Operations

Bluestar Enterprises, Inc. (the "Company") was incorporated in the State of Delaware on April 9, 2001 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. As of April 13, 2001, the Company did not commence any formal business operations. Therefore, all the activities to date relate to the Company's organization and proposed fund raising. The Company's fiscal year end is December 31.

The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowing or a combination thereof.

B. Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, cash and cash equivalents include highly liquid investments with maturities of three months or less at the time of purchase.

D. Income Taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the fact that the Company did not have any material operations for the period from April 9, 2001 (inception) through April 13, 2001.

NOTE 2.  STOCKHOLDERS' EQUITY

      A. Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock at $0.0001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. The Company did not issue any shares of its preferred stock as of April 13, 2001.

      B. Common Stock

The Company is authorized to issue 100,000,000 shares of common stock at $0.0001 par value. On April 10, 2001, the Company issued 5,000,000 shares of its common stock to DotCom Internet Ventures
Ltd. for an aggregate of $500 in services.

      C. Warrant and Options

There are no warrants or options outstanding to issue any additional shares of common stock.

NOTE 3  TRANSACTIONS WITH RELATED PARTY

The Company has signed an agreement with a related party, DotCom
Internet Ventures Ltd. ("DIV") on April 10, 2001.  DIV owns
5,000,000 shares of the Company's common stock. The agreement calls for DIV to provide the following services, without reimbursement from the Company, until the Company enters into a business combination as described in Note 1.

    a. Preparation and filing of required documents with the U.S. Securities and Exchange Commission.

    b. Locating and review of potential target companies.

    c. Payment of all corporate, organizational, and other costs incurred by the Company.

                               PART III

ITEM 1. INDEX TO EXHIBITS.

      EXHIBIT
      NUMBER        DESCRIPTION
      -------       --------------------------------------------
      3.1*          Certificate of Incorporation
      3.2*          By-Laws
      3.3*          Specimen Stock Certificate
      10.1*         Agreement with DotCom Internet Ventures Ltd.
      10.2*         Shareholder Agreement
      23.1          Consent of Independent Certified Public
                    Accountant

      ----------
      * Previously Filed.


                              SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              Bluestar Enterprises, Inc.


                              By: /s/ William Tay
                              -------------------------
                              William Tay
                              President, Chief Executive Officer,
                              Secretary, Treasurer and Director

June 21, 2001

                                 -35-